EXHIBIT 16.1

March 22, 2023

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Commissioners:

On March 21, 2023, we were informed of our dismissal as the independent registered public accounting firm for Sierra Bancorp (the Company).

We have read the statements made by the Company, which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of Sierra Bancorp, dated March 21, 2023, and are in agreement with the disclosures in the referenced Form 8-K, insofar as they pertain to our firm. We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Very truly yours,

/s/ Eide Bailly LLP

Eide Bailly LLP

www.eidebailly.com

800 Nicollet Mall, Ste. 1300 | Minneapolis, MN 55402-7033 | T 612.253.6500 | F 612.253.6600 | EOE